

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2016

Thomas M. O'Flynn
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard, Suite 1100
Arlington, Virginia 22203

    Re: **The AES Corporation**
           Form 8-K Filed August 5, 2016
           File No. 1-12291

Dear Mr. O'Flynn:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ James Allegretto

                                James Allegretto
                                Senior Assistant Chief Accountant